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                                                                  CONFORMED COPY

                       SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
    Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1933

                          For the month of October 2004

                                BANCOLOMBIA S.A.
                                ---------------
                 (Translation of Registrant's name into English)

                               Calle 50 No. 51-66
                               Medellin, Colombia
                               ------------------
                    (Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

         Form 20-F        X                 Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

         Yes                                No   X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______________.)
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This Report on Form 6-K shall be incorporated by reference into the registrant's registration statement on Form F-3 (File No. 333-12658).
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(BANCOLOMBIA LOGO)                                                 (CIB GRAPHIC)

 BANCOLOMBIA REPORTS UNCONSOLIDATED NET INCOME OF PS 319,386 MILLION DURING THE
                           FIRST NINE MONTHS OF 2004

MEDELLIN, COLOMBIA. OCTOBER 11, 2004*

BANCOLOMBIA reported unconsolidated net income of Ps 60,446 million for the month ended September 30, 2004. For the nine months ended September 30, 2004 the Bank reported accumulated net income of Ps 319,386 million, 40.9% higher than for the same period in 2003.

Total net interest income, including investment securities, amounted to Ps 103,752 million in September 2004 and Ps 698,597 million for the nine-month period ended September 30, 2004. Additionally, total net fees and income from services amounted to Ps 26,056 million in September 2004 and Ps 234,438 million for the nine-month period ended September 30, 2004.

Total assets amounted to Ps 12.9 trillion in September 2004, 23.1% higher than the reported in September 2003. Total deposits increased approximately 19.7% to Ps 7.6 trillion over the last twelve months. BANCOLOMBIA's total shareholders' equity amounted to Ps 1.78 trillion in September 2004, which constitutes a 14.1% increase over the Ps 1.56 trillion reported in September 2003.

BANCOLOMBIA's (unconsolidated) level of past due loans as a percentage of total loans was 1.4% as of September 30, 2004, and the level of allowance for past due loans was 307%.

MARKET SHARE

According to ASOBANCARIA (Colombia's national banking association), BANCOLOMBIA's market share of the Colombian Financial System in September 2004 was as follows: 12.1% of total deposits, 13.6% of total net loans, 10.1% of total savings accounts, 17.8% of total checking accounts and 11.2% of total time deposits.

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* This report corresponds to the interim financial statements of BANCOLOMBIA, which are subject to review by the Superintendency of Banking. The information contained herein has been prepared in accordance with generally accepted accounting principles (GAAP) in Colombia, and is expressed in nominal terms and has not been audited.

CAUTIONARY NOTE REGARDING FORWARD LOOKING STATEMENTS

This release contains statements that may be considered forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934. All forward-looking statements, whether made in this release or in future filings or press releases or orally, address matters that involve risks and uncertainties; consequently, there are or will be factors that could cause actual results to differ materially from those indicated in such statements.

CONTACTS

JAIME A. VELASQUEZ   MAURICIO BOTERO      FAX: (574) 2317208
FINANCIAL VP         IR MANAGER           WWW.BANCOLOMBIA.COM
TEL.: (574) 5108666  TEL.: (574) 5108866  INVESTORRELATIONS@BANCOLOMBIA.CO
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                                    SIGNATURE

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                            BANCOLOMBIA S.A.
                                              (Registrant)

Date: October 11, 2004              By   /s/ JAIME ALBERTO VELASQUEZ B.
                                         ---------------------------------
                                         Name: Jaime Alberto Velasquez B.
                                         Title: Vice President of Finance